FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated September 22, 2016

TRANSLATION
Autonomous City of Buenos Aires, September 22, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Chevron Agreement

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and continuing our previous communication dated March 17 and July 15, 2016, we report that YPF S.A. ("YPF" or the "Company") was notified on September 15, 2016, of the decision adopted by the Federal Administrative Court – Room I (Cámara Contencioso Administrativo Federal – Sala I) to reject the Federal Extraordinary Remedy filed by the Company against the decision of the aforementioned Room, which stipulated that YPF must comply with the delivery of the Project Investment Agreement ("PIA"), signed with Chevron on July, 16 2013.

In this regard, we inform that today the Company submitted a full copy of the PIA in compliance with the decision of the Federal Administrative Court – Room I.

It is necessary to confirm that the Agreement was submitted in accordance to and within the legal framework of Law No. 19,550 and the confidentiality of its terms was intended to safeguard geological, commercial and financial information of strategic value for both companies.

Furthermore, as it was informed on different press releases published by the Company, we recall that the purpose of this Agreement was to generate the first unconventional oil development in Argentina. Nowadays, Loma Campana is the second largest field in Argentina and the largest unconventional oil field in the world outside of the U.S.

The delivery of the aforementioned Agreement does not imply a resignation of the Company to defend its rights against any future requirement of its confidential information and/or documentation.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 22, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer